SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                                   Netia S.A.
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                                (Name of Issuer)

       Ordinary Shares, nominal value 1.00 PLN (1 polish zloty) per share
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                         (Title of Class of Securities)

                                   64114B 10 4
         --------------------------------------------------------------
                                 (CUSIP Number)

                                   Copies to:

                               Nicholas Cournoyer
             Managing Director, Montpelier Asset Management Limited
                                243 Knightsbridge
                                 London, SW7 1DN
                                 United Kingdom
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 22, 2003
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64114B 10 4

                                  SCHEDULE 13D

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CUSIP No. 64114B 10 4                                  Page 2 of 7 Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Montpelier Asset Management Limited

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [_] (b) [_]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)
     OO

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United Kingdom

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                7     SOLE VOTING POWER
                      26,079,428
   NUMBER OF
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER
   OWNED BY           0
     EACH
   REPORTING    ----------------------------------------------------------------
    PERSON      9     SOLE DISPOSITIVE POWER
     WITH             26,079,428

                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       26,079,428

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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions) [_]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.5%

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14     TYPE OF REPORTING PERSON (See Instructions)
       CO

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                                                       Page 3 of 7 Pages
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INTRODUCTORY NOTE

            This Amendment No. 1 ("Amendment No. 1") amends and supplements the
Schedule 13D ("Schedule 13D") originally filed by the Reporting Person with the Securities and Exchange Commission on February 21, 2003, relating to the Ordinary Shares, nominal value 1.00 Polish zloty (or "PLN") per share ("Ordinary Shares"), of Netia S.A. (formerly known as Netia Holdings S.A.) (the "Company" or "Netia"). This Amendment No. 1 is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934 to disclose a material decrease in the beneficial ownership of Ordinary Shares by Montpelier Asset Management Limited. Unless defined herein, capitalized terms used in this Amendment No. 1 shall have the meaning ascribed to them in the Schedule 13D.


ITEM 1.     SECURITY AND ISSUER

            The second paragraph of Item 1 of the Schedule 13D is hereby amended and replaced by the following paragraph:

            Based on information made public by Netia, the number of issued and outstanding Ordinary Shares currently listed on the Warsaw Stock Exchange was 344,272,767 as of August 27, 2003.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Schedule 13D is hereby amended by adding the following paragraph after the last paragraph thereof:

            The acquisitions described in item 5(c) of (a) warrants, each entitling the holder to purchase one Ordinary Share through April 29, 2005 (the "2005 Warrants") and (b) warrants, each entitling the holder to purchase one Ordinary Share through April 29, 2006 (the "2006 Warrants") were financed with monies invested in the Funds and monies realized by the Funds from the sale of Ordinary Shares.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 of the Schedule 13D is hereby amended and replaced in its entirety with the following text:

            (a) The aggregate number of Ordinary Shares beneficially owned by Montpelier is 26,079,428. The aggregate percentage of the total outstanding Ordinary Shares beneficially owned by Montpelier is approximately 7.5%.

            (b) Montpelier has sole voting and dispositive power with respect to the 26,079,428 Ordinary Shares held in the name of the Funds. Montpelier manages the Ordinary Shares on behalf of the Funds. The Funds' investment advisory clients (the "Clients") have

                                                       -------------------------
                                                       Page 4 of 7 Pages
                                                       -------------------------

given Montpelier full discretion to manage the Funds through advisory agreements.(1) The investment advisory agreements are incorporated herein by reference and attached to the Schedule 13D as Exhibit B.

            The Clients have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Ordinary Shares beneficially owned by Montpelier and the Funds.

            In addition, Nicholas Cournoyer owns 3,000 Ordinary Shares individually, and personally manages a further 652,632 Ordinary Shares, which Bessemer Trust Company acquired as part of the Restructuring (together with the 3,000 Ordinary Shares, the "Additional Shares"). Mr. Cournoyer has sole voting and dispositive power with respect to the Additional Shares. Mr. Cournoyer intends to vote the Additional Shares in the same manner as the Ordinary Shares managed by Montpelier on behalf of the Funds.

            (c) Transactions which have been effected by Montpelier and the Funds in the Ordinary Shares, the 2005 Warrants and the 2006 Warrants within the preceding 60 days are as follows:

            (i) Consulta Emerging Markets Debt Fund Ltd. ("Consulta") has effected the following transactions in Ordinary Shares, 2005 Warrants and 2006 Warrants in the last 60 days:

      Date of          Security          Transaction      Price per share
      Transaction                                                in zloty

      8/14/2003        Ordinary Shares   sold 300,000             4.01000
      8/14/2003        Ordinary Shares   sold 750,000             4.00870
      8/22/2003        Ordinary Shares   sold 339,359             4.46630
      8/22/2003        Ordinary Shares   sold 2,507,343           4.44940
      8/26/2003        Ordinary Shares   sold 505,402             4.51360
      8/27/2003        Ordinary Shares   sold 1,153,377           4.41340
      8/28/2003        Ordinary Shares   sold 217,804             4.37530

            Consulta currently holds 15,178,150 Ordinary Shares, 21,005 of 2005 Warrants and 21,005 of 2006 Warrants.


-----------------------------

(1) While the investment advisory agreements do contain provisions which allow for client recommendation regarding investments and voting, it is the option of Montpelier to accept those recommendations. Each Client's only recourse for Montpelier's failure to act consistent with a recommendation is limited to termination of the advisory contract.


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                                                       Page 5 of 7 Pages
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            (ii) Montpelier Funds Plc., Montpelier Global High Yield Fund
      ("Montpelier Global") has effected the following transactions in Ordinary Shares, 2005 Warrants and 2006 Warrants in the last 60 days:

      Date of          Security          Transaction      Price per share
      Transaction                                                in zloty

      8/4/2003         Ordinary Shares   sold 113,415             3.61190
      8/6/2003         Ordinary Shares   sold 5,816               3.59600
      8/7/2003         Ordinary Shares   sold 100,000             3.58000
      8/8/2003         Ordinary Shares   sold 224,749             3.60490
      8/11/2003        Ordinary Shares   sold 399,017             3.82700
      8/12/2003        Ordinary Shares   sold 40,000              4.04250
      8/14/2003        Ordinary Shares   sold 450,000             4.01130
      8/22/2003        Ordinary Shares   sold 146,641             4.46690
      8/22/2003        Ordinary Shares   sold 618,139             4.44940
      8/26/2003        Ordinary Shares   sold 124,598             4.51360
      8/27/2003        Ordinary Shares   sold 284,346             4.41340
      8/28/2003        Ordinary Shares   sold 53,696              4.37530

      8/4/2003         2005 Warrants     bought 393               1.19000
      8/6/2003         2005 Warrants     bought 15,000            1.18000
      8/8/2003         2005 Warrants     bought 225,765           1.15320
      8/11/2003        2005 Warrants     bought 130,749           1.34480
      8/12/2003        2005 Warrants     bought 12,571            1.59810
      8/13/2003        2005 Warrants     bought 123,968           1.72920

      8/4/2003         2006 Warrants     bought 274,987           1.20000
      8/5/2003         2006 Warrants     bought 10,593            1.20000
      8/6/2003         2006 Warrants     bought 8,010             1.20000
      8/8/2003         2006 Warrants     bought 4,720             1.20000
      8/11/2003        2006 Warrants     bought 89,607            1.40810
      8/12/2003        2006 Warrants     bought 27,728            1.64000
      8/13/2003        2006 Warrants     bought 75,285            1.76660

            Montpelier Global currently holds 3,673,976 Ordinary Shares, 508,446 of 2005 Warrants and 490,930 of 2006 Warrants.

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                                                       Page 6 of 7 Pages
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            (iii) Cusco LLC ("Cusco") has effected the following transactions in
      Ordinary Shares, 2005 Warrants and 2006 Warrants in the last 60 days:

      Date of          Security          Transaction      Price per share
      Transaction                                                in zloty

      7/9/2003         Ordinary Shares   bought 384,033            3.1840
      7/10/2003        Ordinary Shares   bought 358,608            3.1913
      7/11/2003        Ordinary Shares   bought 66,446             3.2554
      7/14/2003        Ordinary Shares   bought 200,000            3.3222

      7/10/2003        2005 Warrants     bought 29,676             0.8288
      7/11/2003        2005 Warrants     bought 64,538             0.8873
      7/14/2003        2005 Warrants     bought  19,325            1.0457

      7/10/2003        2006 Warrants     bought 17,419             0.8490
      7/11/2003        2006 Warrants     bought 44,434             0.8951
      7/14/2003        2006 Warrants     bought 4,181              1.0300

            Cusco currently holds 1,614,615 Ordinary Shares, 2,500,117 of 2005 Warrants and 1,406,919 of 2006 Warrants.

            (iv) Ashfield Investments S.A. ("Ashfield") has effected the following transactions in Ordinary Shares, 2005 Warrants and 2006 Warrants in the last 60 days:

      Date of          Security          Transaction      Price per share
      Transaction                                                in zloty

      7/15/2003        Ordinary Shares   sold 20,574               3.6199

            Ashfield currently holds 34,762 Ordinary Shares, 350,000 of 2005 Warrants and 279,503 of 2006 Warrants.



            (d) Except as disclosed in Item 5(a) and Item 5(b), none of Montpelier, nor to the best of its knowledge, any of its executive officers and directors, beneficially own any securities of the Company or presently has the right to acquire any securities of the Company.

            (e) Not applicable.




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                                                       Page 7 of 7 Pages
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Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       August 29, 2003


                                       Montpelier Asset Management Limited


                                          /s/ Nicholas Cournoyer
                                       -----------------------------------
                                       Name:  Nicholas Cournoyer
                                       Title: Managing Director